HEPION PHARMACEUTICALS, INC.

399 Thornall Street, First Floor

Edison, NJ 08837

November 20, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Deanna Virginio

Re:	Hepion Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-249724

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Hepion Pharmaceuticals, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m.., Eastern Standard Time, on Tuesday, November 24, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

HEPION PHARMACEUTICALS, INC.

By:	/s/ Robert Foster
Name: Robert Foster
Title: Chief Executive Officer